SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ID Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449489103
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, New York 10022
(212) 605-0661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,905,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,905,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,905,949 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 753,910 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 753,910 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 753,910 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Capital SPV IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 742,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 742,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 742,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 742,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 742,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 742,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Circle N Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,656 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 93,656 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 93,656 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,905,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,905,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,905,949 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449489103

AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 28, 2015, Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 9, 2016, Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 27, 2016 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on November 16, 2016 (as so amended, the "Schedule 13D") with respect to Common Stock of the Issuer.  Terms previously defined in the Schedule 13D are used herein as so defined.
Item 2. IDENTITY AND BACKGROUND.

Item 2(a) is hereby supplemented to (i) include Circle N Advisors, LLC, a Delaware limited liability company ("Circle N"), as a Reporting Person, filing with respect to the shares of Common Stock held in accounts managed by it, and (ii) state that both of Emancipation Management and Mr. Frumberg are filing with respect to the shares of Common Stock held in accounts managed by Circle N.
Item 2(b) is hereby supplemented to state that the principal business address of Circle N is 200 Westgate Business Center Drive, Fishkill, NY 12524.
Item 2(c) is hereby supplemented to state that the principal business of Circle N is investing in securities.  Circle N is a wholly-owned subsidiary of Emancipation Management.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to state that as of March 20, 2017 the Reporting Persons used a total of $9,963,355.68 in the aggregate to acquire the shares of Common Stock held by Emancipation Master Ltd., the Managed Account, SPV IV and Circle N reported herein.  The shares of Common Stock directly held by Emancipation Master Ltd., the Managed Account, Circle N and a portion of the shares of Common Stock directly held by SPV IV were acquired with investment funds in accounts under management.  The remainder of the shares of Common Stock directly held by SPV IV were acquired from a non-affiliated third party in exchange for membership interests in SPV IV.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The following paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:
(a) – (b)  The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 4 to Schedule 13D.  Percentage ownership is based on 13,753,500 shares of Common Stock outstanding as of November 8, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the the Securities and Exchange Commission on November 14, 2016.
(c)  Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth below.  All such transactions were effectuated in the open market through a broker.

CUSIP No. 449489103

Trade Date	Purchaser	Number of Shares Purchased	Price Per Share (excluding commissions, if any)
1/05/2017	SPV IV	10,000	$6.00
1/06/2017	SPV IV	10,000	$5.95
1/09/2017	SPV IV	10,000	$5.80
3/09/2017	Circle N	30,100	$6.25
3/10/2017	Circle N	6,000	$6.45
3/13/2017	Circle N	11,097	$6.48
3/14/2017	Circle N	7,516	$6.44
3/15/2017	Circle N	11,002	$6.41
3/16/2017	Circle N	591	$6.15
3/17/2017	Circle N	2,500	$6.14
3/20/2017	Circle N	24,850	$6.67

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3 – Amended and Restated Joint Filing Agreement, dated March 27, 2017 (amends and restates the Joint Filing Agreement, dated July 28, 2015, filed as Exhibit 1 to the Schedule 13D and the Amended and Restated Joint Filing Agreement, dated September 26, 2016, filed as Exhibit 2 to Amendment No. 2 to Schedule 13D)

CUSIP No. 449489103
SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  March 27, 2017

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital SPV IV LLC By: Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Circle N Advisors, LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Chief Executive Officer

/s/ Charles Frumberg
Charles Frumberg

CUSIP No. 449489103

EXHIBIT 3

Amended and Restated Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing Amendment No. 4 to Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to the Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.
Date: March 27, 2017

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital SPV IV LLC By: Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Circle N Advisors, LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Chief Executive Officer

/s/ Charles Frumberg
Charles Frumberg